Exhibit 99.1

FOR IMMEDIATE RELEASE

SMX AND LIQOS, BY ALGO21, PARTNER TO BUILD THE WORLD’S FIRST TOKENIZED MARKET INFRASTRUCTURE FOR VERIFIED INDUSTRIAL MATERIALS

The partnership seeks to combine SMX’s physical verification layer with LIQOS, by algo21’s autonomous liquidity infrastructure, closing the loop from real-world materials verification to liquid, risk-managed financial assets.

Tel Aviv / Singapore / New York – March 9, 2026 – SMX (Security Matters) PLC, the publicly listed technology company digitizing physical objects for the circular economy, and LIQOS, by algo21, the autonomous capital infrastructure platform for tokenized financial markets, today announced a strategic partnership with the intention to enter into a definitive commercial agreement to deploy an end-to-end infrastructure stack enabling verified industrial materials to become tradeable digital assets.

The collaboration is working towards combining SMX’s proprietary molecular traceability technology with LIQOS, by algo21’s liquidity and execution intelligence platform, to create a market architecture where physical materials can be verified at the molecular level and transformed into institutionally tradable tokenized assets.

From SMX: “We believe that verified physical truth is the foundation of the next generation of financial markets. With SMX’s rigorous molecular verification system for materials, combined with LIQOS, by algo21’s liquidity infrastructure, we are seeking to create an environment where verified materials can become tradeable digital assets backed by real-world proof. We believe this partnership represents a first step in transforming verified industrial materials and circular economy activity into scalable financial instruments.”

“Tokenization only becomes meaningful when the underlying asset is verified and the market infrastructure can support institutional liquidity,” said Amit Krelman of LIQOS, by algo21. “We believe that SMX has solved the hardest problem in real-world asset markets - establishing provable physical truth at the material level. By combining that verification layer with LIQOS, by algo21’s liquidity intelligence and execution infrastructure, we intend for this partnership to enable verified industrial materials to move from static supply-chain data to dynamic financial assets. Together we are seeking to create the market architecture that allows real-world materials to participate in digital capital markets at institutional scale.”

Closing the Loop: From Physical Truth to Financial Liquidity

The partnership is seeking to address a structural gap that the parties believe has prevented industrial materials and sustainability-linked assets from becoming scalable financial instruments: the absence of a trusted bridge between verified physical materials and institutional capital markets.

SMX has established itself as a global participant in molecular-level material verification. Its proprietary marking and tracking technology creates an immutable, auditable chain of custody for materials of any type, anchored cryptographically on-chain. The system produces high-integrity data that verifies origin, composition, and lifecycle attributes at the physical level.

LIQOS, by algo21 will provide the complementary infrastructure that converts verified data into executable financial intelligence. Its GENIE engine is designed to transform verified on-chain data into risk-managed financial positions, enabling liquidity, price discovery, and institutional-grade execution routing.

Together, the two platforms are expected to eliminate the verification–liquidity gap that the parties believe have historically limited the ability of verified materials to participate in institutional capital markets.

How the Architecture Works

The joint infrastructure being developed is expected to operate across three layers:

●	Physical Truth Layer (SMX)

Molecular markers embedded in materials are to generate verified batch-level data including composition, origin, chain of custody, and sustainability attributes. This data would be immutably recorded through SMX’s blockchain-based registry, creating a verifiable digital twin for physical materials.

●	Liquidity Intelligence Layer (LIQOS, by algo21)

LIQOS, by algo21’s GENIE engine would accept verified SMX data streams and transform them into executable financial intelligence. The system enables liquidity depth analysis, price discovery, position management, and institutional-grade routing while operating non-custodially across blockchain networks.

●	Market Layer

The infrastructure is expected to be designed to enable tokenized instruments linked to verified physical materials such as rare earth elements, precious metals, recycled materials, and other traceable commodities across SMX’s ecosystem. These tokens would support spot and forward markets, auction mechanisms, and connectivity to institutional asset managers and compliance registries.

The system is to be architected in alignment with emerging global regulatory frameworks for real-world asset tokenization, including initiatives in Singapore and Europe focused on sustainable material verification.

The collaboration may also open the door to a new category of sustainability-linked financial assets: Verified circular economy activity — such as recycled materials and traceable resources — can be tokenized and traded in a way that provides a transparent, auditable alternative to traditional carbon credit mechanisms.

Why This Partnership, Why Now

The parties believe that the convergence of regulatory pressure, growing institutional demand for verifiable sustainability assets, and the maturation of blockchain execution infrastructure has created a unique opportunity to establish global standards for tokenized industrial materials.

The result is a partnership structured around complementary intellectual property designed to enable verified materials to function as trusted digital assets across global markets.

All intellectual property related to the physical verification and material digitization layer is owned by SMX.

The Strategic Partnership Agreement, is between SMX Circular Economy Platform PTE. Ltd., and LIQOS, by algo21 and/or LIQOS Inc. The parties intend to negotiate to enter into a definitive commercial agreement to operationalize SMX’s exchange via LIQOS, by algo21’s infrastructure, to include, among other things, prototyping, payment terms, commercial licensing and production deployment, delivery timelines, operational roles and intellectual property ownership and licensing. Until the earlier of (a) SMX’s written acceptance of the prototyping deliverables by LIQOS, by algo21, (b) termination of the Strategic Partnership Agreement in accordance with its terms, or (c) ninety days from the effective date, SMX agrees to give LIQOS a priority and exclusive first opportunity to deliver the liquidity orchestration infrastructure and exchange backend technology for the SMX exchange prototype.

ABOUT SMX

SMX (Security Matters) PLC (NASDAQ: SMX) is a technology company providing molecular marking, authentication, and track-and-trace solutions designed to create transparency and accountability across global supply chains. Using proprietary molecular markers embedded directly into materials and products, SMX enables physical objects to carry a secure and persistent identity that can verify origin, composition, and chain of custody throughout their lifecycle. Combined with a digital platform and blockchain-linked data infrastructure, SMX allows materials to maintain a permanent digital record that supports authentication, regulatory compliance, sustainability verification, and circular-economy initiatives across industries including precious metals, industrial materials, textiles, rubber, and plastics, enabling companies, regulators, and financial markets to verify authenticity and supply-chain integrity at the material level.

For further information contact:

SMX GENERAL ENQUIRIES	Follow us through our social channel @secmattersltd
E: info@securitymattersltd.com	@smx.tech

ABOUT LIQOS, by algo21

LIQOS, by algo21 is an autonomous capital infrastructure platform designed to power institutional markets for tokenized real-world assets. The company’s core technology, GENIE, transforms verified on-chain data into executable financial intelligence, enabling liquidity discovery, risk-managed position management, and institutional-grade execution across decentralized and traditional financial environments. By connecting verified physical assets with advanced market infrastructure, LIQOS, by algo21 enables materials, commodities, and sustainability-linked assets to be transformed into scalable digital financial instruments for global capital markets.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: successful launch and implementation of SMX’s joint projects and initiatives with manufacturers and other supply chain participants of steel, rubber, fabric and other materials, including the Strategic Partnership Agreement with LIQOS, by algo21 and SMX’s planned next steps to enter into a definitive commercial agreement with LIQOS, by algo21; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services, including its planned Plastic Cycle Token; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; disruptions resulting from new and ongoing hostilities between Israel and the Palestinians, Iran and other neighboring countries, the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.